SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 18, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                   Form 20-F X                        Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes ___                            No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes ___                            No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes ___                           No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, two press releases dated February 18, 2003, the first announcing the signing of a CAA V5 (Component Application Architecture) strategic development agreement under which ESI Group will develop and sell its next generation solutions for Virtual Prototyping, Manufacturing and Environment using V5 middleware, the second announcing the signing of a million-dollar Product Lifecycle Management
(PLM) solution contract with ENAER, Chile's national aeronautical company.

          Dassault Systemes and ESI Group Join Forces to Deliver Next-
           Generation Virtual Prototyping and Manufacturing Solutions
                                   within V5

    New ESI Group CAA V5 based products will take major step toward realistic
                 PLM simulation in the "Virtual Try-Out Space"

Paris, France - February 18, 2003 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA) and ESI Group (Euronext Paris: #6584) today announced the signing of a CAA V5 (Component Application Architecture) strategic development agreement under which ESI Group will develop and sell its next generation solutions for Virtual Prototyping, Manufacturing and Environment using V5 middleware. As a result of this partnership, ESI Group will first focus on delivering within V5, multi-physics realistic simulation solutions for crashworthiness and stamping processes.

ESI Group is a world-leading provider of digital simulation software for prototype and manufacturing process engineering that takes into account the physics of materials critical for crash, safety, vibro-acoustics, stamping, casting, welding, flow and electromagnetics simulation. Under the terms of the agreement, ESI Group joins Dassault Systemes' Software Community Program as a CAA V5 Gold Software Partner.


ESI Group will benefit from the V5 environment to deploy its "Virtual Try-Out Space" (VTOS) strategy, a virtual engineering global solution that simulates manufacturing processes and the real-life performance of industrial products subjected to a wide range of phenomena in applied physics and mechanics. The availability of these advanced capabilities in the V5 product definition and associative environment will optimize product engineering, improve product performance and quality, and reduce design cycles.

"We are confident that Dassault Systemes' CAA V5 can guarantee the best environment to deliver our integrated Virtual Try-Out Space and its unique virtual manufacturing solution to the PLM marketplace. ESI Group's extended product portfolio and V5 based solutions will enable on-line decision making by creating the ideal platform for product and process resource optimization. Chaining manufacturing processes and prototype testing simulation will turn the current digital mock-up into a realistic physical digital model, reducing time-consuming and expensive hardware prototyping", says Alain de Rouvray, chairman and CEO of ESI Group.


"ESI Group's endorsement of V5 is a new step forward in delivering the best realistic simulation portfolio available for all industries," said Dominique Florack, Executive vice president Research and Development, Dassault Systemes. "In addition, I believe that ESI Group's innovative approach to multi-physics simulation complements very well existing V5 applications from Dassault Systemes and our strategic partners."

Dassault Systemes is the premier global 3D PLM solutions provider. 3D PLM enables customers to optimize their business Processes for Engineering, Manufacturing, Maintenance & Support, using Collaborative Workspaces to share a common product, process and resource model (PPR). With PPR, companies can capture, share and reuse Knowledge all along the product life cycle. The open CAA V5 (Component Application Architecture) allows extension and integration of this solution within multiple enterprise environments.

                                       ###

About the CAA V5 Software Community Program

CAA V5 (Component Application Architecture) is Dassault Systemes' open middleware and development environment for 3D PLM. The CAA V5 Software Community Program is dedicated to ISV (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA and DELMIA V5. This collaboration results in the expansion of Dassault Systemes' 3D PLM solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs. Spatial is the primary channel for marketing, sales and support/services for CAA V5. Information about CAA V5 is available at http://www.caav5.com.

About ESI Group

ESI Group is a pioneer and world leading provider of digital simulation for prototyping and manufacturing processes that take into account the physics of materials. ESI Group has developed an entire suite of coherent, industry oriented applications to realistically simulate a product's behavior during testing, to fine tune the manufacturing processes in synergy with the desired product performance, and to evaluate the environment's impact on product usage. ESI Group's product portfolio, which has been industrially validated and combined in multi-trade value chains, represents a unique collaborative, virtual engineering solution, known as the Virtual Try-Out Space (VTOS), enabling a continuous improvement on the virtual prototype. By drastically reducing costs and development lead times, VTOS solutions offer major competitive advantages by progressively eliminating the need for physical prototypes. ESI Group (Nouveau
Marche: Euronext Paris - Software - Euroclear 6584 - Bloomberg ESI FP - Reuters ESIG.LN) employs over 400 high-level specialists worldwide. The company and its global network of agents provide sales and technical support to customers in more than 30 countries. On the Net: ESI Group site: http://www.esi-group.com/.

About Dassault Systemes

As world leader in three-dimensional product lifecycle management (3D PLM) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.


ESI Group Contact:                Dassault Systemes Press Contacts:      Dassault Systemes Investor Contacts:
Philippe Barzilai                 Anthony Marechal                       Emma Rutherford, Harriet Keen
+33 (0)1 41 73 58 00              + 33 (0)1 55 49 84 21                  Financial Dynamics
philippe.barzilai@esi-group.com   anthony_marechal@ds-fr.com
                                                                         + 44 207 831 3113

ESI Group Press Contact:
MarcomInc                                                                ESI Group Investor Contacts:
Arlette Gaulene                                                          Emmanuel Huynh / Pierre Laurent
+33 (0)1 43 67 95 02                                                     Newcap.
marcominc@magic.fr

                                                                         + 33 (0)1 44 71 94 94

                                                                         infos@newcap.fr


                   ENAER to Implement World-Class Aeronautical
                Design Solutions with PLM technologies from IBM
                             and Dassault Systemes

         Product Lifecycle Management solution will enable improvements in customer response time and quality

Santiago, Chile, and Paris, France - February 18, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced the signing of a million-dollar Product Lifecycle Management (PLM) solution contract with ENAER, Chile's national aeronautical company.

The IBM PLM solution, with CATIA(R) and SMARTEAM(R) developed by Dassault Systemes, will enable ENAER to standardize its entire product development platform, while realizing significant cost reductions. ENAER will be the first company in the Latin American aerospace supplier market to possess this leading-edge technology, which will enable it to pursue market opportunities at a global level.

ENAER will be able to offer other aerospace manufacturers solutions for the conception, design and manufacture of aircraft parts and structures. The company will also be able to enhance its end-to-end internal production chain by tying together its design, engineering and manufacturing processes, as well as linking suppliers and customers. Finally, ENAER will be able to optimize the design of its own products and increase its maintenance services for military and commercial aircraft.

"ENAER wants to be a leader in the aeronautical industry, and therefore we have signed an agreement with IBM that provides us with best business solutions in order to support our growth plans," said Alfredo Guzman, executive director at ENAER. "Thus, we are also betting on research and development as a company's strategic decision, in order to provide added value to these products that are manufactured in Chile."

Luis Siles, IBM Chile General Manager said "This alliance is a milestone for the domestic and Latin American aeronautical industries and opens up new horizons for equivalent industries, and is a great example of how IBM helps customers transform into on demand businesses by enabling them to become more highly responsive, focused, resilient and variable in fiercely competitive marketplaces."

"CATIA is the de facto industry standard in the aerospace sector," said Marcelo Lemos, president of Dassault Systemes of America. "Combined with SMARTEAM's cutting-edge collaborative product data management capabilities, it will help ENAER compete in the international aerospace market, as well as achieve its mission to provide superior products to the Chilean Air Force and contribute to Chile's national aeronautical development."

In order to implement this solution, IBM will be supported by Dassault Systemes of America and also by Cardix S.A. of Argentina, IBM PLM Business Partner, for installation, training, best practices and post-implementation support.

                                       ###
About ENAER
ENAER has more than 70 years of experience in the production and assembly of aeronautical parts and is the only aircraft manufacturer in Chile. In addition, the company has become one of the most important aeronautical centers in Latin America, and one of the country's fundamental technological pillars, by achieving ISO 9001 certification. The company is also responsible for the design and manufacture of the Pillan airplane - a basic training platform for the Air Forces of eight countries. ENAER is also one of the main suppliers of EMBRAER, Brazilian Aeronautical Company, one of the most important aeronautical organizations in the world. EMBRAER has singled out the Chilean Company with two prizes during 2002, corresponding to quality and best supplier, which reinforces the Chilean Company's high quality and control standards. Located in the city of Santiago, the company has highly skilled professionals, technicians and administrative support personnel, serving commercial and military aviation. For more information, visit http://www.enaer.cl

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

About Cardix
Cardix has been a business associate of IBM in Chile and Argentina during 10 years, and has implemented the CATIA, SMARTEAM and 3d PLM solutions, providing support, training and consulting. Cardix provides engineering services for multiple industries, such as aerospace, automobile, metal-mechanic, oil, chemical and mass consumption. For more information, visit http://www.cardix.com


ENAER Press Contact:    IBM Press Contact:            Dassault Systemes Press         Dassault Systemes Investor
Luis Filippi            Colette Ballou                Contacts:                       Contacts:
Communications Manager  +33 1 41 88 56 21             Anthony Marechal                Emma Rutherford, Harriet Keen
luisfilippi@enaer.cl    colette_ballou@fr.ibm.com     +33 1 55 49 84 21               Financial Dynamics
(562) 383 1949                                        anthony_marechal@ds-fr.com      +44 207 831 3113


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DASSAULT SYSTEMES S.A.

         Date: February 18, 2003            By:      /s/ Thibault de Tersant
                                                 ------------------------------
                                            Name:    Thibault de Tersant
                                            Title:   Chief Financial Officer,
                                                     Executive Vice President